EIGER TECHNOLOGY, INC.

Unaudited Consolidated Financial Statements

For the nine months ended June 30, 2003

Monteith, Monteith & Co.

Chartered Accountants

208 Ontario Street

Stratford, Ontario    N5A 3H4

Telephone:  (519) 271-6550   Fax:  (519) 271-4796

E-mail:  "administrator@monteith.on.ca">administrator@monteith.on.ca

August 12, 2003

To:  The Audit Committee of Eiger Technology, Inc..

Dear Sirs/Mesdames:

            In accordance with our engagement letter dated August 5, 2003, we have reviewed the consolidated balance sheets of Eiger Technology, Inc. as at June 30, 2003 and September 30, 2002, and the consolidated statements of operations and retained earnings, and cash flows for the nine month periods ended June 30, 2003 and June 30, 2002.  These consolidated financial statements are the responsibility of the Companys management.

            We performed our review in accordance with Canadian generally accepted standards for a review of interim financial statements by an entitys auditor.  Such an interim review consists principally of applying analytical procedures to financial data, and making enquiries of, and having discussions with, persons responsible for financial and accounting matters.  An interim review is substantially less in scope than an audit, whose objective is the expression of an opinion regarding the financial statements; accordingly, we do not express such an opinion.  An interim review does not provide assurance that we would become aware of any or all significant matters that might be identified in an audit.

            Based on our review, we are not aware of any material modification that needs to be made for these interim consolidated financial statements to be in accordance with Canadian generally accepted accounting principles.

            This report is solely for the use of the audit committee of Eiger Technology, Inc. to assist it in discharging its regulatory obligation to review these consolidated financial statements, and should not be used for any other purpose.  Any use that a third party makes of this report, or any reliance or decisions made based on it, are the responsibility of such third parties.  We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this report.

                                                                                                Sincerely,

                                                                                                         Monteith, Monteith & Co.

                                                                                                     CHARTERED ACCOUNTANTS

EIGER TECHNOLOGY, INC.

Unaudited Consolidated Balance Sheet

                                                                                                                                                                                            June  30                           September 30

                                                                                                                    2003                                   2002

                                                                                          $                           $

Assets

Current

  Cash and Marketable Securities                                        1,027,000                     3,635,000

  Accounts Receivable                                                         5,716,000                     5,004,000

  Inventories                                                                        5,010,000                      4,493,000

  Prepaid Expenses                                                              699,000                        378,000

                                                                                        12,452,000                  13,510,000

  Capital                                                                            4,340,000                     4,867,000

  Long-term Investments                                                   1,641,000                     1,650,000

  Goodwill                                                                        2,274,000                      3,013,000

  Future Income Tax Benefit                                                249,000                                --

  Other                                                                                 896,000                        718,000

                                                                                      21,852,000                   23,758,000

Liabilities and Shareholders Equity

Current

  Bank Indebtedness                                                        1,388,000                      4,028,000

  Accounts Payable and Accrued Liabilities                      9,801,000                      4,395,000

  Current Portion of Long-term Debt                                      145,000                        145,000

                                                                                       11,334,000                      8,568,000

Long-term Debt                                                                   765,000                        940,000

Non-Controlling Interest                                                  (2,829,000)                     (1,873,000)

Shareholders Equity

  Share Capital                                                              42,707,000                    42,235,000

  Contributed Surplus                                                          217,000                         217,000

  Retained Earnings (Deficit)                                        (30,342,000)                 (26,329,000)

                                                                                     12,582,000                   16,123,000

                                                                                      21,852,000                   23,758,000

On Behalf of the Board:

            Gerry Racicot                                       Director

            Gerry Racicot

               Keith Attoe                                        Director

                  Keith Attoe

EIGER TECHNOLOGY, INC.

Unaudited Consolidated Statement of Operations and Retained Earnings

For the nine months ended June 30                                 2003                          2003                        2002                   2002                                                                                         (Current Quarter)            (Year-to-date)            (Current Quarter)     (Year-to-date)

                                                                           $                              $                      $                      $

Sales                                                                5,928,000             18,447,000         3,796,000      13,274,000

Cost of Sales                                                    5,153,000             15,820,000         3,357,000      11,559,000

Gross Margin                                                      775,000               2,627,000            439,000        1,715,000

Expenses

  Selling, General and Administrative                   1,559,000               4,848,000         1,819,000        6,230,000

  Amortization of Capital Assets                              164,000                 420,000              91,000           265,000

  Amortization of Goodwill and Other Assets                       38,000                 114,000              60,000           208,000

  Interest on Long-term Debt                                    16,000                   32,000                  --                     --

  Other Interest and Bank Charges                           70,000                 286,000            132,000           368,000

  Discontinued Operations (Net)                                93,000                 226,000             58,000           148,000

                                                                          1,940,000              5,926,000         2,160,000         7,219,000

Income (Loss) from Operations                       (1,165,000)             (3,299,000)      (1,721,000)      (5,504,000)

Loss on Discontinued Operations                     (1,686,000)             (1,686,000)                --                      --

Other Income (Expense)                                        89,000                        54,000             36,000              199,000

Income before Taxes                                       (2,940,000)             (4,931,000)      (1,685,000)      (5,305,000)

Provision for Income Taxes Future                    (113,000)                (249,000)          (378,000)         (378,000)

Income before Non-controlling Interest            (2,827,000)                 (4,682,000)      (1,307,000)      (4,927,000)

Non-controlling Interest                                      (281,000)                (669,000)         (203,000)      (1,458,000)

Net Income (Loss) for the Period                     (2,546,000)             (4,013,000)      (1,104,000)      (3,469,000)

Retained Earnings (Deficit),

            Beginning of Period                            (27,796,000)           (26,329,000)    (23,456,000)    (21,091,000)

Retained Earnings (Deficit),

            End of Period                                    (30,342,000)           (30,342,000)    (24,560,000)    (24,560,000)

EIGER TECHNOLOGY, INC.

Unaudited Consolidated Statement of Cash Flows

For the nine months ended June 30                                 2003                         2003                    2002                   2002

                                                                                                  (Current Quarter)           (Year-to-date)          (Current Quarter)      (Year-to-date)

                                                                                                  $                        $                   $                     $

Operating Activities

  Net Income (Loss) for the Period                      (2,546,000)           (4,013,000)     (1,104,000)        (3,469,000)

  Items not Involving Cash

     Loss on Discontinued Operations                   1,686,000             1,686,000             --                     --

     Provision for Income Taxes Future                (113,000)             (249,000)            --                     --

     Amortization                                                      227,000               610,000            180,000             560,000

                                                                          (746,000)           (1,966,000)         (924,000)        (2,909,000)

     Changes in Non-cash Operating Accounts

                Accounts Receivable                                341,000             (712,000)           478,000          4,594,000

            Inventories                                              1,038,000          (1,056,000)          (176,000)          1,149,000

            Prepaid Expenses                                    (30,000)            (321,000)           (124,000)            470,000

            Accounts Payable                                     711,000           5,406,000            143,000         (2,292,000)

            Non-controlling Interest                            (313,000)             (758,000)         (440,000)          (1,458,000)

                                                                       (1,075,000)                593,000       (1,043,000)          (446,000)

Investment Activities

  Sale (Purchase) of Capital Assets                       820,000                (799,000)         (595,000)        (829,000)

  Long-term Investments                                                --                      9,000             39,000           140,000

  Goodwill and Other Assets                                  51,000                 (226,000)              3,000           294,000

                                                                          871,000                  (996,000)       (553,000)         (395,000)

Financing Activities

  Operating Line of Credit                                   (122,000)                (2,640,000)       (172,000)       1,442,000

  Long-term Debt                                                 (30,000)                   (175,000)        (370,000)       (369,000)

  Non-controlling Interest                                              --                     138,000          115,000           (4,000)

  Common Shares Issued                                    185,000                    472,000            117,000           235,000

                                                                            33,000                (2,205,000)           (310,000)      1,304,000

Net Cash Flows for the Period                            (171,000)               (2,608,000)         (1,906,000)        463,000

Cash and Cash Equivalents,

     Beginning of Period                                     1,198,000                 3,635,000        8,362,000           5,993,000

Cash and Cash Equivalents,

    End of Period                                               1,027,000                 1,027,000           6,456,000       6,456,000

Cash and Cash Equivalents Represented

    By:  Cash and Marketable Securities             1,027,000                   1,027,000               8,362,000      8,362,000

EIGER TECHNOLOGY, INC.

Notes to the Consolidated Financial Statements

For the nine months ended March 31, 2003

Significant Accounting Policies:

Except that the Company now measures stock-based compensation using the fair value method, these interim financial statements have been prepared using the same accounting principles and the same methods of application as were used in the preparation of the Companys annual financial statements for the year ended September 30, 2002.  These interim financial statements may not contain all the disclosures necessary to be fully in accordance with Canadian generally accepted accounting principles, and should, therefore, be read in conjunction with the annual financial statements for the year ended September 30, 2002.

The effect of the change in accounting policy from the intrinsic value method to the fair value method of measuring stock-based compensation has not been determined.

Capital Assets:

                                                                                                                                                                                                                                                                                                                                                           $

Balance per September 30, 2002 financial statements                                                                                 4,867,000

Telephone sub-assembly equipment EigerNet, Inc. plant in South Korea                                                1,594,000

Disposal of leased assets EigerNet, Inc. plant in South Korea                                                                 (820,000)

Write-down of Capital Assets of Discontinued Operation                                                                             (811,000)

Other additions and disposals                                                                                                                        5,000

Amortization provided for nine months                                                                                                         (495,000)

Balance June 30, 2003                                                                                                                           4,340,000

Reconciliation to U.S. GAAP:

Relevant differences between accounting principles generally accepted in Canada (Cdn. GAAP) compared to those principles generally accepted in the United States of America (.US. GAAP) are as follows:

U.S. GAAP requires that all organization costs (including those previously deferred) be expensed currently.  Also, all product development costs are to be expensed as incurred.  Cdn. GAAP permits the deferral and amortization of these costs when certain conditions are met.

U.S. GAAP requires the measurement and reporting of comprehensive income.  Comprehensive income includes net income and all other changes to shareholders equity other than amounts received from or paid to shareholders.  The only reportable comprehensive income item for the Company relates to foreign currency translation adjustments as described below.

U.S. GAAP requires the use of the current rate method of foreign currency translation, with any resulting foreign exchange translation adjustments forming part of comprehensive income for the year and accumulating as a separate component of shareholders equity.

SFAS 123 recommends that the fair market value method be used to measure stock-based compensation, although APB Opinion 25 permits the use of the intrinsic method.  While the intrinsic method was generally used in Canada, the fair value method is now required.

EIGER TECHNOLOGY, INC.

Notes to the Consolidated Financial Statements

For the nine months ended June 30, 2003

Reconciliation to U.S. GAAP continued:

Reconciliations:                                                                                     Year to Date                Year to Date

                                                                                                              June 30                       June 30

                                                                                                              2003                           2002                                                                                                                                                                                                                                                             $                                             $

Net Income

- per Cdn. GAAP                                                                                   (4,013,000)                   (3,469,000)

- expense current product development costs                                              --                                 --

- add back amortization of deferred costs                                                     --                               119,000

- adjustments to non-controlling interest and future taxes                                --                                (42,000)

- foreign currency translation adjustment                                                         (9,000)                         391,000

- per U.S. GAAP                                                                                    (4,022,000)                     (3,001,000)

Comprehensive item foreign currency translation                                           9,000                      (391,000)

Comprehensive Income                                                                         (4,013,000)                    (3,392,000)

Accumulated Other Comprehensive Items

- per Cdn. GAAP                                                                                         --                                --

- cumulative foreign currency translation adjustments                                      (658,000)                   (627,000)

- per U.S. GAAP                                                                                       (658,000)                  (627,000)

Retained Earnings (Deficit)

- End of Period per Cdn. GAAP                                                            (30,342,000)                (24,560,000)

- expense deferred product development costs net of

  portion relating to non-controlling interest                                                                                (179,000)

- foreign currency translation adjustments                                              658,000  627,000

- future income tax savings related to above                                                      --                                 58,000

- End of Period per U.S. GAAP                                                        (29,684,000)                  (24,054,000)

Total Assets

- per Cdn. GAAP                                                                                21,852,000                   25,400,000

- expense deferred product development costs                                               --                        (179,000)

- increase in future income tax assets                                                               --                                 58,000

- per U.S. GAAP                                                                                 21,852,000                     25,279,000

EIGER TECHNOLOGY, INC.

Notes to the Consolidated Financial Statements

For the nine months ended June 30, 2003

Discontinued Operations:

Effective June 30, 2003, management resolved to discontinue the operations of its Newlook segment.  On July 8, 2003, the assets of ADH Custom Metal Fabricators Inc., the operating company of the segment, were sold for total cash proceeds of $256,000.  A loss on disposition, net of the portion attributable to the non-controlling interest, of $1,686,000 has been recognized in the current quarter.  Operating results to June 30, 2003 are reported, in summary, as Discontinued Operations on the Statement of Operations and Retained Earnings.  Comparative figures for the prior year have been restated accordingly.

Contingent Liabilities:

The Company has been named as a defendant in two separate lawsuits.  One suit alleges that the Company has infringed on the plaintiffs patent rights in connection with the manufacturing of MP3 players.  No monetary value has, as yet, been attached to this suit.  Management believes that no patent infringement has occurred, and is vigorously defending their position.

The other suit is by a former corporate shareholder, the management of which is disputing the value used to calculate the proceeds of redemption of the shares formerly held.  They are seeking additional proceeds of $207,000 plus punitive damages of $250,000.  Management is of the opinion that this action is frivolous, and will be successfully defended.

Segmented Information:

Segmented information is presented on the following two pages.  The segment previously referred to as ADH is now known as Newlook.

EIGER TECHNOLOGY, INC.

SEGMENTED INFORMATION

                                                                               June 30, 2003                                             __________________                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                             Totals per                                                                                                                                                                                                          All                   Reconciling                       Financial

      Newlook                         K-Tronik                  Onlinetel                   Eiger                            Others              Items                                    Statements

Current    Year to         Current    Year to       Current    Year to     Current    Year to      Current    Year to     Current     Year to      Current  Year to

                Quarter      Date          Quarter       Date           Quarter      Date         Quarter      Date                  Quarter      Date           Quarter  Date               Quarter

  $             $                           $              $              $              $                         $              $                   $               $                  $       $                     $          $

Sales:

External         --               --           2,432,000    7,092,000     1,281,000     3,525,000     2,215,000    7,830,000          --                 --                 --               --              5,928,000    18,447,000

Cost of Sales                                     --               --         (1,797,000)  (5,233,000)   (1,007,000)  (2,814,000)  (2,349,000)  (7,773,000)        --               --                 --                --           (5,153,000)  (15,820,000)

Loss on Discontinued Op.     (1,686,000)(1,686,000)           --                  --                   --                   --                 --                --                --               --                 --             --           (1,686,000)    (1,686,000)

Other Income (Expenses)           (93,000)   (226,000)      (987,000)  (2,844,000)     (327,000)    (1,011,000)    (305,000)     (885,000)   (317,000)  (906,000)         --               --           (2,029,000)    (5,872,000)

                                               (1,779,000)(1,912,000)      (352,000)     (985,000)       (53,000)      (300,000)     (439,000)    (828,000)   (317,000)  (906,000)         --               --            (2,940,000)     (4,931,000)

Future Income Taxes                                                                                                       23,000          58,000                                                90,000     191,000                                                   113,000          249,000

Non-controlling Interest                   --               --              120,000        288,000             --                  --             161,000       381,000           --                --               --               --               281,000          669,000

Net Income (Loss)                (1,779,000) (1,912,000)       (232,000)      (697,000)      (30,000)      (242,000)      (278,000)   (447,000)   (227,000)  (715,000)         --               --            (2,546,000)    (4,013,000)

       Totals per

                                                                                                                                                                        All                         Reconciling                                       Financial

                                              Newlook                      K-Tronik                       Onlinetel                            Eiger                              Others                            Items                                Statements

                                                     June 30   Sept.30              June 30   Sept.30        June 30   Sept.30       June 30   Sept.30     June 30   Sept.30               June 30   Sept.30   June 30     Sept.30

                                                       2003         2002                   2003       2002              2003        2002           2003        2002                 2003           2002        2003           2002     2003           2002

                                                            $             $        $              $                      $              $      $                $                $                $                  $ $                    $                         $

Current Assets:

  Cash                                            17,000        232,000           79,000       442,000          25,000       77,000      583,000    1,679,000   323,000    1,205,000              --               --             1,027,000      3,635,000

  Accounts Receivable                 207,000        305,000      1,891,000    2,200,000        651,000     567,000   2,819,000    1,791,000   148,000       212,000              --          (71,000)       5,716,000      5,004,000

  Inventory                                    27,000        704,000      3,207,000    2,526,000             --                --        1,776,000    1,263,000         --                  --                   --               --             5,010,000      4,493,000

  Prepaid Expenses                        (3,000)           9,000         263,000       238,000          36,000       14,000       404,000         78,000     (1,000)        39,000               --               --                699,000        378,000

                                                    248,000     1,250,000      5,440,000    5,406,000        712,000     658,000    5,582,000    4,811,000   470,000    1,456,000              --               --            12,452,000   13,510,000

Capital Assets                            743,000     1,650,000         660,000       490,000     1,113,000  1,219,000   1,712,000    1,401,000   112,000       107,000              --               --             4,340,000      4,867,000 Long-term Investments          --                   --                    --                 --                 8,000          --         1,633,000    1,527,000        --            123,000              --               --             1,641,000      1,650,000 Future Income Tax Benefit               --                   --                    --                 --               58,000          --                 --                  --        191,000           --                    --               --                249,000              -- Goodwill and Other                               --              673,000      1,115,000    1,116,000     1,360,000  1,360,000      687,000       555,000        8,000        27,000              --               --             3,170,000      3,731,000

Total Assets                               991,000     3,573,000      7,215,000    7,012,000     3,251,000  3,237,000    9,614,000   8,294,000    781,000   1,713,000              --               --           21,852,000    23,758,000

EIGER TECHNOLOGY, INC.

SEGMENTED INFORMATION

                                                                                                                 June 30, 2002

                                                                                                                                                                                                                              Totals per

                                                                                                                                                                        All                        Reconciling                                      Financial

                                              Newlook                      K-Tronik                       Onlinetel                             Eiger                              Others                            Items                                Statements

                                                       Current    Year to        Current    Year to       Current    Year to      Current    Year to      Current    Year to     Current     Year to        Current    Year to

                                                       Quarter      Date             Quarter       Date          Quarter      Date         Quarter      Date            Quarter      Date         Quarter       Date   Quarter       Date

                                                            $             $        $              $                       $              $      $                $                  $               $                  $                $                      $                 $

Sales:

External                                            --                --           2,742,000    7,463,000      324,000     1,068,000       730,000     4,743,000          --                --                 --               --            3,796,000     13,274,000

Cost of Sales                                     --                --        (2,111,000)  (5,693,000)    (302,000)     (900,000)     (944,000)  (4,966,000)        --               --                  --               --           (3,357,000)   (11,559,000)

Other Expenses                           (58,000)   (148,000)      (766,000)  (3,119,000)    (508,000)  (1,575,000)    (409,000)   (1,049,000)   (383,000)(1,129,000)         --                --           (2,124,000)    (7,020,000)

                                                    (58,000)    (148,000)      (135,000) (1,349,000)    (486,000)  (1,407,000)     (623,000)   (1,272,000)   (383,000)(1,129,000)         --               --          (1,685,000)    (5,305,000)

Future Income Taxes                                                                                                                                            378,000        378,000                                                                                   378,000          378,000

Non-controlling Interest                   --                --               107,000       240,000             --                  --              96,000     1,218,000          --                --               --               --                203,000       1,458,000

Net Income (Loss)                      (58,000)    (148,000)        (28,000)  (1,109,000)    (486,000)  (1,407,000)      (149,000)      324,000  (383,000) (1,129,000)          --               --           (1,104,000)    (3,469,000)

       Totals per

                                                                                                                                                                        All                         Reconciling                                      Financial

                                              Newlook                      K-Tronik                       Onlinetel                            Eiger                               Others                            Items                                Statements

                                                     June 30    Sept.30             June 30   Sept.30        June 30   Sept.30       June 30   Sept.30         June 30   Sept.30         June 30   Sept.30        June 30   Sept.30

                                                        2002         2001                   2002       2001              2002        2001            2002        2001              2002           2001        2002           2001     2002           2001

                                                            $             $        $              $                      $              $      $                 $                $                $                  $ $                    $                         $

Current Assets:

  Cash                                          185,000        312,000           45,000       147,000          12,000     208,000   4,585,000    1,461,000  1,629,000    3,865,000             --               --            6,456,000       5,993,000

  Accounts Receivable                 331,000        344,000      1,951,000    2,102,000        267,000     173,000   1,582,000    6,098,000       34,000         42,000             --               --            4,165,000        8,759,000

  Inventory                                  803,000        875,000      3,482,000    3,650,000             --                --        1,111,000    2,020,000         --                  --                  --               --            5, 396,000       6,545,000

    Prepaid Expenses                        11,000            3,000         255,000       243,000          10,000         4,000        11,000        442,000      12,000         77,000             --               --                299,000          769,000

                                                  1,330,000     1,534,000      5,733,000    6,142,000        289,000     385,000   7,289,000   10,021,000 1,675,000    3,984,000             --              --             16,316,000    22,066,000

Capital Assets                        1,650,000     1,721,000         518,000       660,000      1,287,000     724,000   1,455,000    1,320,000    110,000        116,000             --               --             5,020,000       4,541,000 Long-term Investments         --                   --                    --                 --                 7,000          --            134,000         80,000    123,000        324,000             --               --                264,000         404,000 Goodwill and Other                        789,000        379,000      1,122,000    1,182,000     1,360,000  1,314,000      497,000       789,000      32,000                      46,000              --               --             3,800,000      3,710,000

Total Assets                           3,769,000     3,634,000      7,373,000    7,984 ,000    2,943,000  2,423,000   9,375,000  12,210,000 1,940,000     4,470,000              --               --           25,400,000    30,721,000